United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Vale informs on Simandou developments

Rio de Janeiro, April 25, 2014 — Vale S.A. (“Vale”) informs that the Republic of Guinea revoked the mining licenses for the Simandou and Zogota concession areas indirectly held by VBG-Vale BSGR (Guinea) Limited (“VBG”), a joint venture in which Vale acquired a 51% interest from BSG Resources Limited (“BSGR”) in April 2010.

The Government’s decision is based on fraudulent conduct in connection with the acquisition of the mining licenses and refers to a report by the Technical Committee for the Review of Mining Titles and Agreements (the “Technical Committee”) concluding that the mining concessions had been tainted by corrupt practices on the part of BSGR. The Technical Committee did not find any involvement by Vale in the fraudulent conduct relating to the acquisition of the mining licenses, which occurred more than one year before Vale made any investment in VBG, and recommended that the Guinean Government adopt measures to exclude VBG and BSGR, and BSGR’s affiliates, from the reallocation of the mining titles, but did not suggest that Vale be prohibited from participating in any such process.

Vale acquired its interest in VBG after the completion of extensive due diligence conducted by outside professional advisors and on the basis of representations that BSGR had obtained its mining rights lawfully and without any corrupt or improper promises or payments.  Vale unequivocally condemns the use of corrupt practices, reiterates its commitment to transparent corporate governance and is actively considering its legal rights and options.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 25, 2014		Rogerio T. Nogueira
Director of Investor Relations